FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For February 26, 2024

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Wai Ming Lau Elected Chairman of the Board of Directors of Deswell Industries

MACAO (February 26, 2024) –Deswell Industries, Inc. (Nasdaq: DSWL) is pleased to announce that the Board of Directors has unanimously elected Ms. Lau Wai Ming as Chairman of the Board, effective February 19, 2024. Ms. Lau was elected to the Board of Directors by the Company’s shareholders at the 2023 Annual Meeting of Shareholders on February 6, 2024.

Prior to joining the Company, Ms. Lau was an Executive Director at PAG Consulting where she headed the firm’s Global Human Capital operations. Prior to PAG Consulting, Ms. Lau worked at Goldman Sachs for over 13 years, including serving as an Executive Director in Goldman Sachs’ Finance Division. Earlier in her career, Ms. Lau worked at Deloitte Touche Tohmatsu in its Assurance and Tax Advisory Services division for seven years, including as a Manager. Ms. Lau was accredited by The American Institute of Certified Public Accountants in 2003 and received her bachelor’s degree in accountancy from The George Washington University in 2001.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statement that there will be no changes in the operation of the Company is a forward-looking statement.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

deswell@imsinvestorrelations.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of Deswell Industries, Inc.
by

Edward So Kin Chung,
Chief Executive Officer

Date: February 26, 2024